

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2018

Dennis Story
Chief Financial Officer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, Georgia 30339

      Re: Manhattan Associates, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 9, 2018
           File No. 000-23999

Dear Mr. Story:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Division of Corporation Finance
                                       Office of Information Technologies
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